

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~0001012943~~ 8-50745



SEC MAIL
RECEIVED
PROCESSING
APR 0 3 2007
WASH, D.C.
185
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNP PARIBAS INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Biscayne Boulevard, Suite 1800
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milagros McDaniel — 305-539-2000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Affirmation

I, Milagros McDaniel, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNP Paribas Investment Services, LLC as of December 31, 2006, are true and correct. I further affirm that neither BNP Paribas Investment Services, LLC nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer

Title

Subscribed and sworn to before me on this 30th day of March, 2007.



Notary Public



EVELYNE BOYER
MY COMMISSION # DD 429615
EXPIRES: September 15, 2009
Bonded Thru Notary Public Underwriters

BNP Paribas Investment Services, LLC
(SEC I.D. No. 0001052943)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP Paribas)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
BNP Paribas Investment Services, LLC
Miami, Florida

We have audited the following financial statements of BNP Paribas Investment Services, LLC (the "Company") for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BNP Paribas Investment Services, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of BNP Paribas Investment Services, LLC as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 30, 2007

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents (Note 3)	$	1,995,148
Cash segregated under federal regulations (Notes 3 and 7)		500,000
Receivable from affiliated clearing broker		31,702,633
Prepaid expenses and other assets		567,708
Intangible assets, net of accumulated amortization of $1,629,833 (Notes 2 and 4)		15,539,157
Total assets	$	50,304,646
Liabilities and members' equity		
Liabilities		
Payable to third-parties (Note 4)	$	8,186,605
Accrued expenses		1,365,633
Payable to affiliates		972,507
Total liabilities		10,524,745
Members' equity		
Membership certificates		47,300,000
Accumulated deficit		(7,520,099)
Total members' equity		39,779,901
Total liabilities and members' equity	$	50,304,646

The accompanying notes are an integral part of these financial statements

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Operations
For the year ended December 31, 2006

Revenue:	
Riskless principal trading (Notes 2 and 3)	$ 5,869,928
Mutual funds related income (Note 2 and 3)	5,354,107
Administrative and other services	1,075,187
Commissions and brokerage fees (Notes 2 and 3)	645,705
Interest (Note 3)	1,364,944
Other	672,321
Total revenues	$ 14,982,192
Expenses:	
Employee compensation and benefits	$ 5,138,545
Management fees (Note 3)	4,868,479
Commissions, clearing and brokerage fees (Notes 2 and 3)	1,249,213
Consulting	871,890
Travel and entertainment	784,294
Occupancy	733,864
Amortization of intangible assets (Notes 2 and 4)	592,667
Professional fees	412,928
Communication and data processing	68,921
Other	505,847
Total expenses	$ 15,226,648
Net Loss	$ (244,456)

The accompanying notes are an integral part of these financial statements

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Changes in Members' Equity
For the year ended December 31, 2006

	Membership Certificates	Accumulated Deficit	Total Members' Equity
Balance, December 31, 2005	$ 25,000,000	$ (7,275,643)	$ 17,724,357
Members' capital contribution	22,300,000	-	22,300,000
Net loss	-	(244,456)	(244,456)
Balance, December 31, 2006	$ 47,300,000	$ (7,520,099)	$ 39,779,901

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Cash Flows
For the year ended December 31, 2006

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Net loss	$	(244,456)
Adjustment to reconcile net loss to net cash provided by operating activities		
Depreciation expense		435
Amortization of intangible assets		592,667
(Increases) decreases in operating assets:		
Cash segregated under federal regulations		(200,000)
Receivable from affiliated clearing broker		(22,101,221)
Prepaid expenses and other assets		(246,270)
Increases (decreases) in operating liabilities:		
Payable to affiliates		8,367
Accrued expenses		381,501
Payable to Customers		(51,800)
Net cash used by operating activities		(21,860,777)
CASH FLOWS USED BY INVESTING ACTIVITIES		
Purchase of intangible assets		(196,954)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		
Members' capital contribution		22,300,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		242,269
CASH AND CASH EQUIVALENTS - December 31, 2005		1,752,879
CASH AND CASH EQUIVALENTS - December 31, 2006	$	1,995,148
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Non-cash activity - Purchase of intangible assets (Note 4)	$	8,000,000

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

BNP Paribas Investment Services, LLC (the "Company") is a Delaware limited liability corporation whose members consist of BNP Paribas ("BNPP" or "the Parent") (98%-owner) and French American Banking Corporation (2%-owner), a wholly-owned subsidiary of the Parent. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is engaged in introducing transactions and accounts of customers and clears all of its transactions on a fully disclosed basis through an affiliated entity, BNP Paribas Securities Corp. (formerly BNP Paribas Brokerage Services, Inc.) (the "Clearing Broker"), a registered broker-dealer. The Company is authorized under a NASD membership agreement to engage in several types of services including executing principal and agency transactions for other affiliated entities and direct retail clients, primarily high net worth individuals. All clients are fully disclosed to the affiliated registered broker-dealer. The Company's principal office is in Miami, Florida.

On February 1, 2006, the Company's Board of Directors approved an increase of up to $45 million in the value of the Company's Membership Certificates, to provide for additional capital required for the transaction described in Note 4. On that same day, the Company received from the Parent a capital contribution in cash of $22.3 million.

2. Significant Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting policies generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting policies generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. These significant estimates include assumptions related to intangible asset valuations, useful lives, contingencies and litigation. Actual results could differ from those estimates.

Cash and cash equivalents
The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less from the date of purchase.

Intangible Assets
Intangible assets resulting from the acquisition of customer relationships from third parties are being accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". This standard requires that certain identifiable intangible assets be amortized over their expected useful lives. Management has estimated 15 years to be the useful life for these intangible assets.

In accordance with SFAS No.142 and SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" purchased intangibles that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is measured by comparing the carrying amount of an

asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized.

Commissions, Brokerage, Trading
Commissions and brokerage fee revenues, related expenses and trading revenue are recorded on a trade date basis.

Mutual Funds Related Income
The Company participates in the marketing and distribution of certain Mutual Fund units. The Company records the fees upon notification by the affiliated clearing broker. Fees earned but not received are included in receivable from affiliated clearing broker.

Administrative and Other Services Fees
The Company provides certain administrative services to its customers. For such services, the Company receives a fee based on the net assets of the respective customers' account. These fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes
The Company is treated as a partnership for federal, state and local income tax purposes. All taxable items of income, expense, gain and loss pass through the Company to the individual members. For this reason the Company does not accrue for income taxes.

Recent Accounting Development
In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 155 (FASB 155), "Accounting for Certain Hybrid Financial Instruments-An Amendment of FASB Statements No. 133 and 140." This Statement allows fair value option treatment for hybrid financial instruments that contain embedded derivatives that would have otherwise required bifurcation. FASB 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of the entities first fiscal year that begins after September 15, 2006. Fair value election is made on an instrument-by-instrument basis. For the Company the effective date is January 1, 2007. The Company does not expect this to have a material effect on its financial position or operating results.

In September 2006, the FASB issued Statement No. 157 (FASB 157), "Fair Value Measurements". This Statement establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement emphasizes that fair value measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability using a fair value hierarchy. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential effect on its financial position.

In September 2006, the FASB issued Statement No. 158 (FASB 158), "Employers' Accounting for Defined Pension and Other Postretirement Plans-An Amendment of FASB Statements No. 87, 88, 106, and 132(R)". This Statement requires the employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in comprehensive income in the year the changes occur. Adoption of FASB 158 is required for fiscal years ending after December

15, 2006. The Company adopted FASB 158 on December 31, 2006 with no material impact on the Company's financial statements.

In February 2007, the FASB issued Statement No. 159 (FASB 159), "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115". FASB 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FASB 159 is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. FASB 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided that the Company also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements." The Company does not expect the adoption of FASB 159 to have a material impact on the Company's financial position.

In September 2006, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. There have been two common approaches used to quantify such errors. Under one approach, the error is quantified as the amount by which the current year income statement is misstated ("rollover approach"). The other common approach quantifies the error as the cumulative amount by which the current year balance sheet is misstated ("iron curtain approach"). SAB 108 requires misstatements to be evaluated using both the rollover approach and the iron curtain approach to determine if such misstatements are material. The Company adopted SAB 108 on December 31, 2006 with no material impact on the Company's financial statements.

3. Related Parties

The Company transacts its securities business with affiliated companies. A summary of significant transactions is as follows:

The Company clears all of its securities transactions on a fully disclosed basis through the Clearing Broker. The Company is charged for the clearance and settlement of these transactions. For the year ended December 31, 2006, the Company incurred costs of $778,636 for these services. For transactions cleared through the Clearing Broker, the Company earned $11,869,739 in commissions and fees, riskless principal trading revenue and mutual funds related income. At December 31, 2006, the receivable from the affiliated clearing broker was of $692,059.

At December 31, 2006, the Company maintained deposits with an affiliated clearing broker of $31,010,574 and cash in an operating account with an affiliate of 285,630. The Company invests in certificates of deposit issued by an affiliate. At December 31, 2006 the value of these certificates of deposit was $1,709,518. Interest earned from affiliates during the year on the deposit accounts and certificate of deposits was $1,364,944.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934 which requires the deposit of cash and/or qualified securities, in a special reserve account for the exclusive benefit of customers. At December 31, 2006, the Company maintained a cash account with an affiliate with a balance of $500,000.

The Company is charged for administrative duties performed by affiliates. The amount of management fees charged in the statement of operations was $4,868,479. At December 31, 2006, payable to affiliates of $972,507 represented amounts due to affiliates for these administrative duties.

4. Intangible Assets

On February 2, 2006, the Company signed an agreement to manage customer assets ("the transaction") previously managed by Bank of America N.A. and its affiliates. The agreement was amended on May 18 and September 29, 2006, and is expected to be completed by April 4, 2007. At December 31, 2006, the Company has intangible assets of $8,196,954 and a payable to third parties of $8,000,000, as a result of this transaction. During the year ended December 31, 2006, the Company has paid cash of $196,954 relating to this transaction. Further, the agreement requires for the Company to make a payment of $1.27 million on January 2, 2007 and a payment on May 2, 2007. The total amount of customer assets expected to be managed as a result of this transaction is $400 million.

On March 29, 2004, BNP Paribas and Banca Intesa, ultimate parent company of Banque Sudameris - Miami Agency ('the Agency') entered into an agreement whereby the accounts of their Latin American high-net-worth clients of the Agency would be transferred to the Company. The Company recorded intangible assets of $8,972,037 relating to this transaction. One additional account was purchased using a separate criterion for which the Company has a liability of $186,605 to be paid during the year ending December 31, 2007.

The total gross amount of intangible assets at December 31, 2006 was $17,168,991 with accumulated amortization of $1,629,833. The company recorded amortization expense of $592,667 during the year ended December 31, 2006. The estimated amortization expense for each of the five succeeding fiscal years is $1,126,000.

The Company performed an impairment analysis in accordance with SFAS No.144. For the year ended December 31, 2006, the Company did not record any impairment provisions.

5. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which the Company participates. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the pension plan are principally invested in fixed income and equity securities, held by a third-party bank and managed by third party investment advisors.

Pension expense recognized in 2006 was $93,474. Employer matching contributions into the 401(k) plan were $111,881 for the year ended December 31, 2006.

6. Financial Instruments

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company's financial instruments at December 31, 2006 consisted primarily of certificates of deposit from affiliates, receivables and payables from / to affiliates and third parties and accrued expenses.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk
The Company clears all of its securities transactions through its affiliated Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

A customer's unsettled trade may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company and its affiliated clearing broker seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

Credit risk is the amount of accounting loss the Company would incur if a customer failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its affiliated Clearing Broker pursuant to a clearance agreement. The affiliated Clearing Broker reviews, as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions which can be directly affected by volatile securities markets, credit markets and regulatory changes.

7. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not be less than the greater of $250,000 or one-fifteenth of aggregate indebtedness. At December 31, 2006, the Company had net capital of $21,963,518 which was $21,261,868 in excess of the required net capital.

Under the Company's amended Membership Agreement with the NASD, the Company is required to comply with the Customer Protection Rule (Rule 15c3-3) under the Securities Exchange Act of 1934, as the Company accepts checks from customers. Rule 15c3-3 requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. At December 31, 2006, $500,000 in cash has been segregated in a special reserve account. At December 31, 2006, the Company was not required to maintain a balance in this account.

8. Commitments and Contingencies

Risks and Uncertainties

The Company generates a significant portion of its revenues by introducing domestic and international customers to our affiliated clearing broker-dealer. The revenues generated are transaction based and subject to a variety of financial uncertainties.

Litigation

In the normal course of business, the Company has been named as a defendant in legal actions and lawsuits. Although the ultimate outcome of these actions cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the financial condition or results of operations of the Company.

9. Subsequent Events

In accordance with the Bank of America transaction, the Company paid $1,270,000 on January 2, 2007 as cash consideration to reflect the first payment under the agreement.

On January 15, 2007, the Company registered a branch office in Washington DC to service some high net worth international customers.

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
December 31, 2006

Net Capital		
Total members' equity		$39,779,901
Total capital		39,779,901
Deductions and/or charges		
Nonallowable assets		
Securities owned not readily marketable	$ 3,300	
Certificate of deposits with affiliate	1,709,518	
Intangible assets	15,539,157	
Prepaid expenses and other assets	564,408	(17,816,383)
Net capital		21,963,518
Computation of minimum net capital requirement		
Minimum net capital required (the greater of the $250,000 or 6 2/3% of aggregated indebtedness)		701,650
Excess net capital		$21,261,868
Aggregate Indebtedness:		$10,524,745

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2006 unaudited amended Form X-17A-5 as of December 31, 2006, filed on January 18, 2007.

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
December 31, 2006

Credit balances	
Total credits	$ -
Debit balances	
Total debits	-
Excess of total credits over total debits	$ -
Amount held on deposit in reserve bank account at December 31, 2006	$ 500,000

No material differences exist between the above computation prepared by the Company and included in the Company's December 31, 2006 unaudited amended Form X-17A-5 Part II as of December 31, 2006, filed on January 18, 2007.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 30, 2007

BNP Paribas Investment Services, LLC
201 S. Biscayne Boulevard- Suite 1800
Miami, FL 33131

In planning and performing our audit of the financial statements of BNP Paribas Investment Services, LLC (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated March 30, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition; and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END